Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-296215

June 22, 2026

DPC Holdings Limited

This free writing prospectus relates only to the initial public offering of DPC Holdings Limited, to be renamed DPC Holdings PLC prior to the consummation of this offering (the “Issuer”) and should be read together with the preliminary prospectus, dated June 15, 2026 (the “Preliminary Prospectus”), included in our Registration Statement on Form S-1 (Registration No. 333-296215) filed on the same date with the U.S. Securities and Exchange Commission (the “Registration Statement”). Unless the context otherwise indicates, references in this free writing prospectus to “our company,” “we,” “our” and “us” refer collectively to the Issuer.

This free writing prospectus supplements and updates the Preliminary Prospectus to reflect the fact that Qatar Investment Authority, or QIA, agreed today to purchase ordinary shares from us in a private placement (the “QIA Private Placement”). The number of shares to be purchased by QIA from us will be based on an aggregate purchase price of approximately $75 million and a price per share equal to the initial public offering price per share in this offering. Assuming an initial public offering price at the midpoint of the range set forth on the cover page of the Preliminary Prospectus, QIA would receive 2,500,000 of our ordinary shares in the QIA Private Placement and total ordinary shares outstanding after this offering, the Concurrent Private Placement described in the Preliminary Prospectus and the QIA Private Placement would be 140,970,227.

The sale of such shares will not be registered under the Securities Act of 1933, as amended, or the Securities Act. The QIA Private Placement is subject to customary closing conditions and is expected to close substantially concurrently with, and be contingent upon the consummation of, this offering. However, this offering is not contingent on the consummation of the QIA Private Placement.

While the ordinary shares to be purchased by QIA in the QIA Private Placement will be restricted securities under the Securities Act, and cannot be resold publicly without registration with the SEC or qualifying for an exemption from registration requirements, QIA has not entered into any lock-up agreements with the underwriters in this offering.

We expect certain of the underwriters for this offering will serve as placement agents for the QIA Private Placement and will receive a placement agent fee that will be a percentage of the total purchase price of the private placement shares equal to approximately $3.375 million.

After giving effect to the sale by us of our ordinary shares at an assumed initial public offering price of $30.00 per share, which is the midpoint of the estimated offering price range reflected on the cover page of the Preliminary Prospectus, and the concurrent private placements, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 29, 2026 would have been $266 million, or $1.92 per share. Pro forma as adjusted net tangible book value as of March 29, 2026 is calculated net of offering expenses of approximately $5 million paid as of March 29, 2026. This amount represents an immediate increase in pro forma net tangible book value of $5.54 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $28.08 per share to new investors purchasing our ordinary shares in this offering at the assumed initial public offering price.

Each $1.00 increase (decrease) in the assumed initial public offering price of $30.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the Preliminary Prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.10, and would increase (decrease) dilution per share to new investors in this offering by $0.90, assuming that the number of shares offered by us, as set forth on the cover page of the Preliminary Prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $0.20 per share and (decrease) increase the dilution to new investors by $0.20 per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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If the underwriters’ option to purchase additional 3,499,999 ordinary shares from us is exercised in full, the pro forma as adjusted net tangible book value per share of our ordinary shares, as adjusted to give effect to this offering, would be $2.64 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $27.36 per share.

There can be no assurance that the QIA Private Placement will be completed on the terms described herein, at the anticipated price, or at all. If the QIA Private Placement is not completed, or is completed on terms less favorable than anticipated, we would receive less than the expected gross proceeds from the combined transactions, which could require us to seek alternative sources of financing, which may not be available on acceptable terms or at all, and result in increased dilution to our shareholders. There can be no assurance that we will receive the total proceeds from this offering, the Concurrent Private Placement described in the Preliminary Prospectus or the QIA Private Placement. See “Use of Proceeds” in the Preliminary Prospectus for additional information.

The Issuer has filed a Registration Statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that Registration Statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the preliminary prospectus related to this proposed offering may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from: Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; or Morgan Stanley & Co. LLC, Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

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